SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA TO ACQUIRE
NEXXLINK TECHNOLOGIES INC.

Enhances Bell’s offering to Canadian small and medium businesses

MONTREAL, December 9, 2004 – Bell Canada and Nexxlink Technologies (TSX: NTI) – a Montreal-based provider of integrated IT solutions – announced today that Bell will offer to acquire all of the outstanding shares of Nexxlink at a price of $6.05 per share for an equity value of approximately $67 million.

“This acquisition will enhance Bell’s comprehensive set of integrated IT and telecommunications solutions that is important to the growth and competitiveness of Canadian Small and Medium-sized businesses,” said Karen Sheriff, President, Small & Medium Business at Bell Canada. “This is another step that builds on our capability as the trusted technology advisor to SMBs across the country.”

Bell will acquire Nexxlink’s expertise in business operation automation software, outsourcing solutions, consulting and technical services, and infrastructure solutions. The making of the offer is subject to conditions described below. Closing of the transaction is expected to occur in February 2005.

“We are delighted with this transaction for our company’s shareholders, employees, customers and business partners alike,” said Karol Brassard, Nexxlink’s Executive Chairman of the board. “Nexxlink has created strong shareholder value over the past year. This is a great opportunity to take our IT business to the next level and create new opportunities to better serve SMB customers.”

“Our strong customer focus and very compelling IT solutions offering has helped us create rapid growth in our client base, gain significant momentum in the marketplace and improve our profitability. This transaction is a perfect fit with Bell’s initiative to extend its IT capability in the SMB space,” said Robert Courteau, Nexxlink’s President and Chief Executive Officer.

Financial Considerations
The offer, to be made through a subsidiary of Bell Canada, will be an insider bid under applicable securities regulation as a result of Bell Canada’s and its affiliates’ relationships with CGI Group Inc. and its subsidiaries, a significant shareholder of Nexxlink. A special committee appointed by Nexxlink’s Board of directors was formed to consider the offer and to supervise the preparation of a formal valuation of the common shares of Nexxlink. The offer provides Nexxlink shareholders with the opportunity to fully monetize their investment.

The special committee retained Ernst & Young Orenda Corporate Finance Inc. to prepare the formal valuation which was delivered on December 9, 2004. Ernst & Young Orenda Corporate Finance Inc. advised the special committee that the fair market value of the common shares of Nexxlink is within a range of $4.55 to $5.09 per share. At $6.05 per share, the offer thus represents a premium of approximately 26% over the mid point of the fair market value range as determined by Ernst & Young Orenda Corporate Finance Inc.

The Board of directors of Nexxlink has also received an opinion from National Bank Financial Inc. that the offer is fair from a financial point of view to the shareholders of Nexxlink. The Board of directors of Nexxlink — with the exception of certain directors, who, although concurring with the determination and recommendation of the Board of directors and the special committee, abstained from voting solely due to their positions as directors, officers or significant shareholders of parties who have an interest in this transaction — has recommended that Nexxlink shareholders accept the offer.

Nexxlink has agreed to support the offer and not to solicit or initiate discussions or negotiations with any third party regarding Nexxlink. Under certain circumstances, Nexxlink has agreed to pay the offeror a break-up fee of $2,285,000, and the offeror has three clear business days to match any competing bid.

Key Nexxlink shareholders, including Karol Brassard, Nexxlink’s Executive Chairman, and Conseillers en gestion et informatique CGI Inc. and Conseillers en systèmes d’information et en gestion CGI Inc., subsidiaries of CGI Group Inc., who collectively own approximately 41% of the outstanding common shares of Nexxlink on a fully-diluted basis, support the transaction and have agreed to tender their shares to the offer.

The offer will be subject to customary conditions, including regulatory approvals and acceptance by (i) at least 66 ? % of the total number of issued and outstanding Nexxlink common shares, calculated on a fully-diluted basis, and (ii) not less than a majority of the total number of issued and outstanding Nexxlink common shares, calculated on a fully-diluted basis, excluding any common shares that may not be included as part of the minority approval of a second step transaction. In addition, the making of the offer will be subject to the condition that all required securities regulatory authority approvals, consents and exemptive orders required in connection with the entering into of a non-competition agreement with Karol Brassard and certain entities controlled by Mr. Brassard and amendments to be made to the existing services agreement to which they are party, and entitlements thereunder, are obtained on terms and conditions satisfactory to the offeror and Bell. There can be no assurance that such approvals, consents and exemptive orders will be obtained.

Nexxlink’s common shares are listed on the TSX under the symbol NTI. The closing price of Nexxlink’s common shares on December 8, 2004 was $6.05. The take-over bid circular is expected to be mailed to Nexxlink’s security holders during the week of December 20, 2004. Bell Canada was advised by Scotia Capital Inc. and Nexxlink was advised by National Bank Financial Inc. on this transaction.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca .

About Nexxlink Technologies Inc.
Involved in the information technology (IT) industry since 1977, Nexxlink Technologies Inc. is a leading Canadian provider of integrated IT solutions. Nexxlink’s integrated solutions allow its clients to maximize their return on invested IT capital and focus on their core competencies. The Company is renowned for the quality of its solutions and its customer service. Nexxlink has annual sales of approximately $125 million and employs some 900 people across the country.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to statements referring to the acquisition by a subsidiary of Bell Canada of the issued and outstanding common shares of Nexxlink, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events.

Factors that could cause results or events to differ materially from current expectations include, among other things: the fact that the offer to acquire all of the issued and outstanding common shares of Nexxlink is subject to customary conditions such as regulatory approvals, including approval by the Competition Bureau and acceptance by (i) at least 66 ? % of the total number of issued and outstanding Nexxlink common shares, calculated on a fully-diluted basis, and (ii) not less than a majority of the total number of issued and outstanding Nexxlink common shares, calculated on a fully diluted basis, excluding any common shares that may not be included as part of the minority approval of a second step transaction; the fact that the offer to acquire all of the issued and outstanding common shares of Nexxlink is subject to all required securities regulatory authority approvals, consents and exemptive orders in connection with the entering into of a non-competition agreement with Karol Brassard and certain entities controlled by Mr. Brassard and amendments to be made to the existing services agreement to which they are party, and entitlements thereunder; our ability to integrate the assets and operations of Nexxlink to be acquired with ours; and the intensity of competitive activity.

The forward-looking statements contained in this press release represent our expectations as of December 9, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

Bell Canada
 Catherine Hudon, Media Relations
(416) 581-3311

Nexxlink
Karol Brassard, Executive Chairman
Robert Courteau, President and CEO
(514) 828-4428

Carlo Tarini (Impact communications-marketing)
(514) 916-2436

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: December 9, 2004